UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-40416

Nouveau Monde Graphite Inc.

(Translation of registrant’s name into English)

481 rue Brassard

Saint-Michel-des-Saints, Quebec

Canada J0K 3B0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐Form 40-F ☒

DOCUMENTS TO BE FILED AS PART OF THIS FORM 6-K

99.1	Notice and Management Information Circular dated May 21, 2024

99.2	Notice of Availability of Proxy Materials for Nouveau Monde Graphite Inc. Annual General and Special Meeting of Shareholders to be held on June 27, 2024

99.3	Form of Proxy

99.4	Voting Instruction Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Nouveau Monde Graphite Inc.
(Registrant)

Date: May 28, 2024	/s/ Josée Gagnon
Josée Gagnon
Vice President, Legal Affairs & Corporate Secretary